2024 REPORT

New Majority Capital


OPEN

LETTER

Dear investors,

The silver tsunami opportunity continues to grow by the day as owners are approaching retirement age. We are seeing some venture funds enter this space to either fund roll-ups or to capitalize on the opportunity of sellers coming into the market by funding platforms to match buyers and sellers or to allow sellers to directly list their businesses . There is definitely “money in motion" here and we are fortunate to have gotten in earlier on this action with your support. We are looking forward to a successful 2025.

We need your help!

Referrals to local businesses coming up for sale or entrepreneurs who you think would benefit from the bETA program

Sincerely,

Havell Rodrigues

Cofounder & CEO

Kris Schumacher

Cofounder

How did we do this year?

REPORT CARD



A-

☺ The Good

We expanded our team to include a deal analyst to support the increased deal flow we have been seeing. The deal flow is to be expected now that we have over 1,000 entrepreneurs on our platform and over 190 graduates from the 6 bETA programs run by NMC Foundation that have been completed to date. An additional 6 deals are scheduled and funded for 2025.

We launched New Majority Insurance Solutions LLC with our partner EG Bowman. They provide key man insurance needed for the SBA 7(a) loans as well as small business commercial insurance solutions. We are excited for this partnership due to the annuity type revenue stream from premium commissions this company can provide.

We generated revenue from our bETA curriculum license

☹ The Bad

Slower year for deal closing activity

Slower year for fund raising

Delayed launch of our concierge service

2024 At a Glance

January 1 to December 31



$507,489 [39%]

Revenue



-$475,406 [436%]

Net Loss



$0

Short Term Debt



$0

Raised in 2024



$154,959

Cash on Hand
As of 02/28/22



● Revenues   ● Profit

$838,324

$507,489

$141,280

-$475,406

2023   2024

Net Margin: -94%   Gross Margin: 0%   Return on Assets: -54%   Earnings per Share: -$90.55

Revenue per Employee: $84,582   Cash to Assets: 24%   Revenue to Receivables: 995   Debt Ratio: 0%

📄 New_Majority_Capital_Management_-_Statement_of_Financial_Position_and_CPA_Review_Report.pdf

📄 NMC_2024_23_GAAP_Template_Financial_Report.pdf.pdf



We 🟥 Our 123 Investors

Thank You For Believing In Us

Thank You For Believing In Us

Alicia Robb
Ben Anderson
Louie Nguyen, CFA
Seth Levine
Incolo Life
Christopher West
Emnet Shibre
Ham C
Jason Kania
Yvette Ford
Robert Stringer
Rossie TURMAN
Monique Aiken
Debbie Pillow
Eric Meissner
Jennifer Harrington
Isaac Van Wesep
Yves C.Saurel
Abena Owusu-...

Aaron Samuels
Jim Terheyden
Betty Santiago
Manuel Costa
Elizabeth MacBride
Rachel Sheinbein
Kamesh Aiyer
Davon Robertson
Turner C
Andrew Britt
RSF Social Finance
Bert Feuss
Sahra Halpern
Edward Kelly Medlock
Christopher J Floyd
Octavian Goncalves
Nisha Desai
Breanda Mulzac

Craig Jonas
Darrell Pacheco
Robert Erich
Tony Lodge
Deborah Frieze
Tara SARATHY
James Evans
Jeffrey Rosen
Ashley Kuzmanko...
Marilynn H
Kim Folsom
Sean Campbell
Philip G Kane Jr
Morgan Simon
Michael W Shaw
Selam Kebrom
Daniele Anderson
Nyasha Cadet

Irie Ewers
Pooja Mehta
Andrew Newsome
Ryan Moeller
Kevin King
Andrew Gauthier
Roderick Herron
Matt Eldridge
David Mungai
Andeh Awai
Felix Vayssieres
Sara Rosenthal
Melinda C Larsen
Hereford Johnson
Toni Elka
Zach Komes
Richard Bliss
Alfred Jalloh

Storied Ventures
Hatem Rowaihy
Víctor Pérez-Cotapos
T Yigo
Lindsay Siegel
Jovinson Ripert
Paul Capon
Shubha Chakravarthy
Whitney Shepherd
Bill Boone
Susan Rittscher
Marina Hatsopoulos
Will Hogan
Michael Millett
Trygve Bakken
Joshua Herzig-Marx
Marisa Adam
Karena Jenkins

Ben Littauer
Kevin Jones
John Ferguson Jr
Denise Sarkor
William Stringer
Andrew Bellak
Erika Seth Davies
Titus Capilnean
Ashley Shand
Stephen Campbell
Boston Impact...
Mychal Richardson
Monica Miller
Ron Levin
Steven Howell
Jessica David
Capsto Ventures
Julianne Zimmerman

Thank You!

From the New Majority Capital Team



Havell Rodrigues [in]

Cofounder & CEO

Havell is a former Hedge Fund of Fund Portfolio Manager and Risk Manager, with 25+ years' experience in the industry, including launching tech-driven startups. He is a TiE...



Kris Schumacher [X]

Cofounder

Kris has 25+ years in sales, finance, and ops across various industries and maintains an active consultancy helping impact entrepreneurs and investors. His work includes the...



Allegra Stennett in

Cofounder

Allegra is an experienced financial professional. Prior to NMC, she completed an MBA at MIT Sloan and an EdM in...



Darryl Lindie in

Cofounder

Darryl is currently an MBA/MPA candidate at MIT Sloan School and Harvard Kennedy School. During his studies, he was a...

Details

The Board of Directors

Director	Occupation	Joined
Kris Schumacher	President @ New Majority Capital	2022
Havell Rodrigues	CEO @ New Majority Capital	2022

Officers

Officer	Title	Joined
Kris Schumacher	President President	2022
Havell Rodrigues	CEO CEO	2022

Voting Power ❷

Holder	Securities Held	Voting Power
Kris Schumacher	2,625 Common Units	50.0%
Havell Rodrigues	2,625 Common Units	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2022	$5,000	Preferred Stock	Section 4(a)(2)
04/2022	$180,000	Preferred Stock	Section 4(a)(2)
08/2022	$155,000		506(c)
10/2022	$100,000		Other
05/2023	$50,000		Other

05/2023	$50,000		Other
05/2023	$423,156		4(a)(6)
06/2023	$50,000	Preferred Stock	Regulation D, Rule 506(c)
06/2023	$250,000	Preferred Stock	Regulation D, Rule 506(c)
11/2023	$100,000	Preferred Stock	Regulation D, Rule 506(c)
12/2023	$25,000	Preferred Stock	Regulation D, Rule 506(c)
12/2023	$10,000	Preferred Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Community Credit Labs, Common Future	10/07/2022	$100,000	$75,799 ?	0.0%	12/31/2025	Yes
Maryland Phianthropy Network - Revolve Loan	05/01/2023	$50,000	$50,000 ?	0.0%	05/01/2027	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Units	1,500	0	No
Common Units	5,250	5,250	Yes

Warrants: 0
Options: 0

Form C Risks:

The success of our business depends on our ability to source and execute profitable deals in the price range below 4X EBITDA. If the market for small businesses becomes heated and prices become inflated, we will need to make adjustments in our model to account for longer payback periods

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Although we are targeting recession-resistant acquisitions, large changes in the macroeconomic environment (i.e. rapid inflation or deflation, supply shortages, wars, etc.) could have an impact on our ability to realize profits from our acquisitions, and could add pressure to our cash flow.

As a management company, the majority of our revenues are generated through portfolio

As a management company, the majority of our revenues are generated through portfolio companies which we will acquire starting in 2022. Small business acquisitions are never a sure thing, and the due diligence process can take several months. We have budgeted for this, but if our deal success rate is lower than expected it can stretch out the time process and delay time to break even.

Until we are able to raise a dedicated debt fund, we will have to rely on third party debt providers to finance our acquisitions. As such our model will be impacted by the interest rate that we can achieve, as well as the third party lenders ability to underwrite and approve our deals.

As our strategy requires us to hold a direct stake in a large portfolio of companies, we will be subject to the risks typical of any large company with a significant workforce, which includes risk of lawsuits from damages or liabilities incurred by management or workers at any of our portfolio companies.

As of now, there are not many comparable organizations offering what we are offering to the community. As such, we are in a good position to attract and retain talented entrepreneurs. As more competitors come into the field, our ability to attract entrepreneurs will be tested and there is no guarantee that a deep pocketed competitor won't come into the space and make it more difficult for us to compete.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue

involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

New Majority Capital Management LLC

Delaware Limited Liability Company
Organized January 2022
6 employees
225 Dyer Street
Providence RI 02903 https://newmajoritycapital.com/

Business Description

Refer to the New Majority Capital profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

New Majority Capital has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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